

November 15, 2011

<u>Via E-mail</u>
Mr. Hen Man Edmund
Chief Financial Officer
China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

> **RE:** **China Ceramics Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed April 4, 2011**
> **File No. 1-34944**

Dear Mr. Hen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: <u>Via E-mail</u>
        Mr. Jaszick Maldonado
        Loeb & Loeb LLP